Allianz Life Insurance Company of New York

Stewart Gregg
Senior Securities Counsel
Corporate Legal
5701 Golden Hills Drive
Minneapolis, MN  55416-1297
Telephone:  763-765-2913
Telefax:       763-765-6355
stewart.gregg@allianzlife.com
www.allianzlife.com
CORRESPONDENCE FILING

VIA EDGAR

March 18, 2014

Re: Allianz Life of NY Variable Account C and Allianz Life Insurance Company of New York
Post-Effective Amendment No. 19 to the Form N-4 Registration Statement Nos. 333-171428 and 811-05716
Post-Effective Amendment No. 40 to the Form N-4 Registration Statement Nos. 333-143195 and 811-05716

We received oral comments from you on March 4, 2014 with respect to Registrant’s above-referenced Post-Effective Amendments to the Registration Statements on Form N-4. This letter responds to those comments.

Attached to this letter are pages from the prospectus redlined against the prospectus we sent you on January 17, 2014, that have been revised to respond to your comments on this filing. We have also incorporated revisions based on oral comments received on March 4, 2014 for Allianz Life Variable Account B and Allianz Life Insurance Company of North America Form N-4 Registration Statement Nos. 333-171427, 333-139701, 333-169265 and 811-05618, where applicable.

For the convenience of the staff in reviewing this response to comments, we are sending via email to the Insured Investment Office, a copy of this letter and a redline copy of the changed pages for the Vision New York prospectus from the most recent Registration Statement Nos. 333-171428, 333-143195 and 811-05618. The email also includes a clean copy of the prospectus pages where changes were made to information that appears in tables, such as information on versions of the contract and optional benefits, the fee tables, and the expenses section of the prospectus.

All page numbers in this letter refer to the courtesy copy of the prospectus sent to you on January 17th.

General

Comment:

Please indicate if the Charge Lock Option rider was ever offered for sale.

Response:

The Charge Lock Option rider was never ever offered for sale.

2.	Section 1, The Variable Annuity Contract (pages 13-14)

Comment:

Please do not remove information regarding the Maximum Anniversary Death Benefit or the Bonus Option. All optional benefits should be listed here and you should clearly state if they are currently available, or when they were offered.

Response:

Revised as requested.

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The Company acknowledges that changes to the Registration Statements based on staff comments do not bar the Commission from taking future action and that it does not foreclose the Commission from taking any action with respect to the filings.

Please contact me with any questions or comments you may have concerning the enclosed. I can be reached at the following address and phone number:

Allianz Life, 5701 Golden Hills Drive, Minneapolis, MN 55416. Telephone: (763)765-2913.

Sincerely,

Allianz Life Insurance Company of New York

By:       /s/ Stewart D. Gregg
Stewart D. Gregg